                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                             ----------------------



                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)

                           MILLER EXPLORATION COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   600533 20 2
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                                 (CUSIP Number)

                                   Mark Early
                               Vinson & Elkins LLP
                            3700 Trammell Crow Center
                                2001 Ross Avenue
                            Dallas, Texas 75201-2875
                                 (214) 220-7700

--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)



                                December 19, 2002
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             (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [_]

                         (Continued on following pages)

-----------------------------                      -----------------------------
    CUSIP No. 600533 20 2             13D                     Page 2
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

          Mr. Kelly E. Miller
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) [X]
                                                              (b) [_]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
*4.   SOURCE OF FUNDS
       N/A
--------------------------------------------------------------------------------
 5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT  TO ITEMS 2(d) or 2(e)
                                                                  [_]
--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                      7.    SOLE VOTING POWER
   NUMBER OF                227,823
    SHARES           -----------------------------------------------------------
 BENEFICIALLY         8.    SHARED VOTING POWER
   OWNED BY                   8,433
     EACH            -----------------------------------------------------------
   REPORTING          9.    SOLE DISPOSITIVE POWER
    PERSON                  227,823
     WITH            -----------------------------------------------------------
                     10.    SHARED DISPOSITIVE POWER
                              8,433
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      236,256
--------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES
                                                                  [_]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.9%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      IN
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                                     Page 2

-----------------------------                      -----------------------------
    CUSIP No. 600533 20 2             13D                     Page 3
-----------------------------                      -----------------------------



--------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

          Miller and Miller, Inc.
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) [X]
                                                              (b) [_]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS
       N/A
--------------------------------------------------------------------------------
 5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
                                                                  [_]
--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Michigan
--------------------------------------------------------------------------------
                      7.    SOLE VOTING POWER
   NUMBER OF                0
    SHARES           -----------------------------------------------------------
 BENEFICIALLY         8.    SHARED VOTING POWER
   OWNED BY                 8,403
     EACH            -----------------------------------------------------------
   REPORTING          9.    SOLE DISPOSITIVE POWER
    PERSON                  0
     WITH            -----------------------------------------------------------
                     10.    SHARED DISPOSITIVE POWER
                            8,403
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,403
--------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES
                                                                  [_]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.4%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

     This Amendment No. 4 to Schedule 13D ("Amendment No. 3") amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the "SEC") on or about February 19, 1998 (the "Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on or about March 26, 1999 ("Amendment No. 1"), as further amended by Amendment No. 2 filed with the SEC on or about August 23, 2000, as further amended by Amendment No. 3 filed with the SEC on or about July 3, 2002, by Kelly E. Miller and Miller and Miller, Inc. (each a "Reporting Person" and collectively, the "Reporting Persons"), with respect to the Common Stock, $.01 par value (the "Common Stock"), of Miller Exploration, Inc. (the "Company"). Each capitalized term used herein and not otherwise defined has the meaning given such term in the original Schedule 13D, as amended. Each Reporting Person disclaims responsibility for the completeness and accuracy of the information contained in this Schedule 13D concerning the other Reporting Persons. All amounts presented have been adjusted for the one-for-ten reverse stock split effective October 11, 2002.

Item 3. Source and Amount of Funds or Other Consideration

     See Item 5.

Item 4. Purpose of Transaction

     The purpose of the acquisitions were to acquire a larger interest in Miller Exploration Company. The Reporting Person does not have any plans which relate to or would result in:

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuers or any of its subsidiaries;

     (c) A sale of transfer of a material amount of assets of the issuer of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the issuer;

     (f) Any other material change in the issuer's business or corporate structure;

     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association;

     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

Item 5. Interest in Securities of Issuer

     (a)

     (1) Mr. Miller may be deemed to beneficially own in the aggregate 236,256 shares of Common Stock, representing approximately 11.9% of the outstanding shares of Common Stock. Of such shares, Mr. Miller has sole voting and dispositive power over 227,823 shares. This total includes 28,200 shares underlying options that Mr. Miller currently has the right to acquire.

     (2) Miller and Miller may be deemed to beneficially own in the aggregate 8,403 shares of Common Stock, representing approximately 0.4% of the outstanding shares of Common Stock.

     (3) Mr. Miller has a pecuniary interest in 127,550 shares of Common Stock owned by the Debra A. Miller Trust dated February 20, 1989 in which Debra A. Miller is trustee. Debra A. Miller is the spouse of Kelly E. Miller. Mr. Miller does not have voting or dispositive power over these shares and, therefore, such shares are not included in this report.

     (b)

     (1) Mr. Miller has sole voting and dispositive power over 227,823 shares, and shared voting and dispositive power over 8,433 shares. Of the 227,823 shares over which Mr. Miller has sole voting and dispositive power, 49,112 shares are held of record directly by Mr. Miller, 118,626 shares are held of record by the Kelly E. Miller Trust of which Mr. Miller is the sole beneficiary and trustee, and 31,876 shares are held of record by the Miller Exploration Company 401(k) of which Mr. Miller is the trustee. Of the 8,433 shares over which Mr. Miller has shared voting and dispositive power, such power is shared with Miller and Miller over 8,403 shares and 30 shares are held in trusts for minor children of which Mr. Miller is the trustee.

     (2) Miller and Miller has sole voting and dispositive power over no shares, and shared voting and dispositive power over 8,403 shares. All of these shares are held of record by Miller and Miller. All of the common stock of Miller and Miller is held by the Kelly E. Miller Trust of which Mr. Miller is the sole beneficiary and trustee. Of the 8,403 shares over which Miller and Miller has shared voting and dispositive power, such power is shared with Mr. Miller.

     (c) The following is a list of transactions by the Reporting Person since the most recent filing of the Schedule 13D.

    Reporting Person      Date         Share Amount     Price/Share     Transaction Description
    ---------------------------------------------------------------------------------------------------------------------
    Kelly E. Miller       06/20/2002          1,810     $      2.90       401(k) Matching Contribution
    ---------------------------------------------------------------------------------------------------------------------
    Kelly E. Miller       06/20/2002         10,168     $      2.90       401(k) Matching Contribution-as Plan Trustee
    ---------------------------------------------------------------------------------------------------------------------
    Kelly E. Miller       06/20/2002            110     $      3.50       Open Market Purchase
    ---------------------------------------------------------------------------------------------------------------------
    Kelly E. Miller       07/05/2002            500     $     3.480       Open Market Purchase
    ---------------------------------------------------------------------------------------------------------------------
    Kelly E. Miller       07/08/2002            200     $      3.50       Open Market Purchase
    ---------------------------------------------------------------------------------------------------------------------
    Kelly E. Miller       07/09/2002          1,000     $      3.50       Open Market Purchase
    ---------------------------------------------------------------------------------------------------------------------
    Kelly E. Miller       07/10/2002            500     $      3.50       Open Market Purchase
    ---------------------------------------------------------------------------------------------------------------------
    Kelly E. Miller       09/13/2002            730     $      2.50       Open Market Purchase
    ---------------------------------------------------------------------------------------------------------------------
    Kelly E. Miller       09/13/2002             70     $      2.40       Open Market Purchase
    ---------------------------------------------------------------------------------------------------------------------
    Kelly E. Miller       09/13/2002            200     $      2.30       Open Market Purchase
    ---------------------------------------------------------------------------------------------------------------------
    Kelly E. Miller       09/16/2002          1,000     $      2.50       Open Market Purchase
    ---------------------------------------------------------------------------------------------------------------------
    Kelly E. Miller       09/16/2002            500     $    2.4992       Open Market Purchase
    ---------------------------------------------------------------------------------------------------------------------
    Kelly E. Miller       09/16/2002            500     $     2.499       Open Market Purchase
    ---------------------------------------------------------------------------------------------------------------------
    Kelly E. Miller       10/15/2002          1,000     $      1.28       Open Market Purchase
    ---------------------------------------------------------------------------------------------------------------------
    Kelly E. Miller Trust 11/01/2002         17,728                       Transfer from K.E.Miller Retained Annuity Trust
    ---------------------------------------------------------------------------------------------------------------------
    Kelly E. Miller       12/09/2002          1,000     $      1.09       Open Market Purchase
    ---------------------------------------------------------------------------------------------------------------------
    Kelly E. Miller       12/09/2002          3,400     $      1.07       Open Market Purchase
    ---------------------------------------------------------------------------------------------------------------------
    Kelly E. Miller       12/10/2002          1,800     $   1.09277       Open Market Purchase
    ---------------------------------------------------------------------------------------------------------------------
    Kelly E. Miller       12/12/2002          3,000     $      1.19       Open Market Purchase
    ---------------------------------------------------------------------------------------------------------------------
    Kelly E. Miller       12/12/2002          2,000     $      1.20       Open Market Purchase
    ---------------------------------------------------------------------------------------------------------------------
    Kelly E. Miller       12/17/2002          1,000     $      1.30       Open Market Purchase
    ---------------------------------------------------------------------------------------------------------------------
    Kelly E. Miller       12/18/2002            900     $      1.30       Open Market Purchase
    ---------------------------------------------------------------------------------------------------------------------
    Kelly E. Miller       12/19/2002            700     $      1.30       Open Market Purchase
    ---------------------------------------------------------------------------------------------------------------------
    Kelly E. Miller       12/20/2002            600     $      1.28       Open Market Purchase
    ---------------------------------------------------------------------------------------------------------------------
    Kelly E. Miller       12/20/2002          2,400     $      1.29       Open Market Purchase
    ---------------------------------------------------------------------------------------------------------------------
    Kelly E. Miller       12/23/2002          1,600     $      1.29       Open Market Purchase
    ---------------------------------------------------------------------------------------------------------------------
    Kelly E. Miller       01/07/2003          1,300     $      1.34       Open Market Purchase
    ---------------------------------------------------------------------------------------------------------------------
    Kelly E. Miller       01/07/2003            400     $     1.339       Open Market Purchase
    ---------------------------------------------------------------------------------------------------------------------
    Kelly E. Miller       01/08/2003          2,700     $      1.34       Open Market Purchase
    ---------------------------------------------------------------------------------------------------------------------
    Kelly E. Miller       01/09/2003            500     $      1.35       Open Market Purchase
    ---------------------------------------------------------------------------------------------------------------------
    Kelly E. Miller       01/10/2003          1,000     $      1.45       Open Market Purchase
    ---------------------------------------------------------------------------------------------------------------------

     (d)  Not applicable.

     (d)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     See Item 4.

Item 7. Material to be Filed as Exhibits

10.1 Voting Agreement dated July 11, 2000, by and among Guardian Energy Management Corp. and Stockholders (incorporated by reference to the Company's Current Report on Form 8-K, filed July 25, 2000).

10.2 Stockholders Agreement dated July 28, 2002, by and among Veritas and the Major Stockholders (previously filed as an exhibit to Amendment No. 3 to the Schedule 13D filed by Kelly E. Miller and Miller and Miller, Inc. on July 3, 2002).

99.1 Joint Filing Agreement dated March 25, 1999 (previously filed as an exhibit to the Schedule 13D filed by Kelly E. Miller and Miller and Miller, Inc. on March 26, 1999, and here incorporated by reference).

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     January 22, 2003                     By: /s/ Kelly E. Miller
--------------------------                    ----------------------------------
           Date                               Name:  Kelly E. Miller



                                          MILLER AND MILLER, INC.



                                          By: /s/ Kelly E. Miller
                                              ----------------------------------
                                              Name:   Kelly E. Miller
                                              Title:  President

                                  EXHIBIT INDEX

10.1 Voting Agreement dated July 11, 2000, by and among Guardian Energy Management Corp. and Stockholders (incorporated by reference to the Company's Current Report on Form 8-K, filed July 25, 2000).

10.2 Stockholders Agreement dated July 28, 2002, by and among Veritas and the Major Stockholders (previously filed as an exhibit to Amendment No. 3 to the Schedule 13D filed by Kelly E. Miller and Miller and Miller, Inc. on July 3, 2002).

99.1 Joint Filing Agreement dated March 25, 1999 (previously filed as an exhibit to the Schedule 13D filed by Kelly E. Miller and Miller and Miller, Inc. on March 26, 1999, and here incorporated by reference).

                                   SCHEDULE 1
                                   ----------

               CERTAIN INFORMATION REGARDING DIRECTORS, EXECUTIVE
              OFFICERS AND CONTROLLING PERSONS OF MILLER AND MILLER

Name and Position          Business Address                  Present Occupation
-----------------          ----------------                  ------------------
Kelly E. Miller            3104 Logan Valley Road            Executive Officer and Director of
Sole Executive Officer     Traverse City, Michigan 49684     Miller Exploration Company
and Sole Director